

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2016

Via E-mail
Curtis A. Lockshin
Chief Executive Officer
SciVac Therapeutics Inc.
Gad Feinstein Rd.
POB 580
Rehovot, Israel 7610303

> **Re:** **SciVac Therapeutics Inc.**
> **Registration Statement on Form F-4**
> **Filed December 23, 2015**
> **File No. 333-208761**

Dear Mr. Lockshin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure in the footnote to the fee table as to the calculation of the amount of shares being registered. We also note that the fairness opinion filed as Annex B refers to the issuance of 650,000,000 shares in this transaction, representing 44.6% ownership, which would not appear to include the options and warrants. Please reconcile with the disclosure throughout.

2. Please revise to explain or minimize the use of highly technical industry terms, such as "graft-versus-host disease." It is also unclear what is meant by "alternative vaccine industry." Please revise accordingly.

Prospectus Cover Page

3. Please provide the disclosure required by Item 501 of Regulation S-K as required by Item 1 of Form F-4. This would include the name of the registrant and the total number of shares that may be issued in the transaction. Also, please clarify that the 20.808356 shares to be received is per share of VBI.

Additional Information

4. Please highlight the date by which securityholders must request such information, as required by Item 2 of Form 20-F.

Summary, page 10

5. Please revise the disclosure on page 10 to reflect the amount of votes one share of preferred stock will have in this vote.

6. Please identify the individuals that have signed the voting and support agreements and file the executed agreements rather than the form of the agreements.

Risk Factors, page 65

7. Please further describe the "significant challenges to market acceptance for [CMV] vaccines developed for the target market."

8. We note footnote disclosure on page 23 that the trading of VBI's common stock was suspended for a period from November 21, 2013 to January 8, 2014. Please expand risk factor disclosure to note this fact.

Proposal One – The Merger, page 71

9. We note the statement that you do not intend the merger agreement to be a source of factual, business or operational information about the companies and that information about the company may be found elsewhere. Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Revise similar disclosure on page 90.

10. We note your statement that the representations and warranties were made solely for the benefit of the parties to the merger agreement and that investors should not rely on the representations and warranties in the merger agreement as accurate statements. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors' reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding. Revise similar disclosure on page 90.

Background of the Merger, page 72

11. To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.

12. Please discuss the impact of the transaction in July 2015 with Levon Resources upon the discussions between VBI and SciVac, and whether the earlier transaction is connected to the current transaction.

13. We note your July and August 2015 entries in which you discuss different iterations of term sheets and seven drafts of the merger agreement. Please revise to describe any material developments during this time.

14. We note disclosure that a special committee was formed by the SciVac Board to consider the proposed transaction. Please add disclosure regarding how the members of the committee were selected and what duties they were given.

15. We note that the financial advisors delivered their fairness opinions and presented the related analyses to the board. Please provide us with supplemental copies of any materials, such as board books, used in the presentations to the board. We may have additional comments after reviewing these materials.

Opinion of Scalar to the VBI Board, page 76

16. Please revise the Market Approach to also discuss the comparable public company method and comparable transaction method as referenced on page 77. In addition, please revise the recent securities transaction approach information on page 78 to reflect how the information in the table reflects that the transaction is fair to investors.

17. Please revise to disclose the projections used in analyzing the fairness of the transaction. For instance, we note the projected cash flows used in the income approach on page 78. In addition, please discuss the assumptions used in calculating the net present values in this analysis and how Scalar determined to use the assumptions. Explain the Monte-Carlo simulation and any assumptions and projections used in that analysis. Provide a more detailed discussion of the discounted cash flows analysis and the results.

18. Please reconcile the fee paid Scalar Group Inc. for preparing the fairness opinion as stated on page 79 with the fee set forth in the fairness opinion in Annex B. In addition, please expand the compensation disclosure on page 79 to disclose the aggregate compensation received by Scalar Group Inc. in the past two years for all services. Refer to Section 1015(b)(4) of Regulation M-A.

19. We note that the fairness opinion was delivered on October 16, 2015 and assumed the transaction will be consummated pursuant to the terms of the merger agreement without amendment. We also note the amendment to the merger agreement which removed the condition to the agreement of the capital transaction. Please disclose whether any material changes in the company's operations, performance or in any of the projections or assumptions upon which the financial advisor based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Interests of Certain Persons in the Merger, page 87

20. Please disclose the capacity in which Mr. Nascimento will remain employed post-merger.

Golden Parachute Compensation, page 87

21. Please revise the table to include all compensation, including deferred or contingent. In particular, we note the exclusion of the double trigger arrangements. See Instruction 5 to Item 402(t)(2) of Regulation S-K.

The Agreement and Plan of Merger, page 90

22. Please explain the reason for the separate Offer to Canadian Residents as mentioned on page 92 and the differences from the general exchange procedures, if any.

Material US Federal Income Tax Consequences of the Merger to US Holders, page 112

23. We note that tax counsel opines that the merger "should" qualify as a reorganization and therefore the merger "should" not result in gain being recognized by US holders. Please revise to explain why counsel cannot give a will opinion and describe the degree of uncertainty. Please also provide risk factor disclosure and disclosures elsewhere in the prospectus as needed to clarify the risk of uncertain tax treatment to investors.

SciVac Executive and Director Compensation, page 130

24. Please add a narrative following the SciVac summary compensation table to discuss the compensation terms. In addition, for all officers and directors that will remain following the merger, please revise to disclose the compensation terms post-merger.

VBI Executive and Director Compensation, page 131

25. Please discuss in greater detail the performance objectives used in determining the annual cash bonus.

Notes to the unaudited pro forma condensed consolidated financial statements

3. Purchase Consideration, page 142

26. We note you used SciVac's common stock closing price as of December 1, 2015 to determine the total estimated purchase price. The most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Therefore, in future filings, please update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

27. Please expand your disclosure to explain the nature of VBI Indemnification shares and the basis for including the value of these Indemnification shares in the merger consideration.

28. Tell us how you determined the values of VBI stock options, warrants and debt assumed as merger consideration. Revise your disclosures as appropriate.

4. Pro Forma Assumptions and Adjustments, page 142

29. Please show us the debits and credits that make up the pro forma adjustments 4(b), 4(c), 4(d), 4(e), and 4(h).

30. We note your adjustment 4(g). Please expand your disclosure to provide the details and underlying value of the equity incentive awards to be issued contingent upon the merger transaction. Please tell us why the equity incentive awards should be presented as pro forma adjustments and how these adjustments were determined.

VBI's Business

Contractual Arrangements, page 147

31. Please revise your disclosure regarding the contractual arrangements to describe aggregate amounts paid or received to date under each agreement.

32. Please revise the disclosure on page 151 to clarify when you plan on submitting your IND with the FDA.

Legal Proceedings, page 156

33. Please disclose the relief sought, as required by Item 103 of Regulation S-K.

Management's Discussion and Analysis of VBI's Financial Condition and Results of Operations, page 157

34. We note your disclosure that certain R&D activities are partially funded with government grants. You also state that prior to the three months ended June 30, 2015, income generating activities have been limited to R&D services pursuant to certain governmental R&D grants. Tell us and disclose as appropriate government grants recognized during the periods presented.

SciVac's Business, page 166

35. Please revise the discussion on page 168 to clarify whether you have filed an IND or had any discussion with the FDA to date regarding Sci-B-Vac.

36. Please discuss the recall of your product in Israel, as referenced on page 180.

37. Please discuss your dependence on major customers, as set forth in Footnote 9 to the financial statements.

38. We note the disclosure regarding pending litigation in Footnote 12 to the financial statements. Please consider adding disclosure to legal proceedings on page 178 or advise.

SciVac's business

Recent Developments, page 167

39. We note your disclosure here that all other assets and liabilities of Levon were transferred or assumed by 1027949 BC Ltd., Levon's wholly owned subsidiary. Please clarify for us the ownership of 1027949 BC Ltd and any ownership interests in 1027949 held by Levon or SciVac subsequent to the completion of the arrangement.

Security Ownership Of Certain Beneficial Owners And Management, page 190

40. Please identify the natural person with voting and dispositive control over the shares attributed to Clarus Lifesciences I, L.P., ARCH Venture Fund VI, L.P., 5AM Ventures II, L.P.

SciVac Therapeutics, Inc.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2015

Notes to Interim Consolidated Financial Statements

Note 3 - Reverse Takeover Transaction, page 10

41. We note your disclosure that Levon did not meet the definition of a business under IFRS 3, Business Combinations and the acquisition was accounted for as a net asset acquisition. You also state that you accounted for the acquisition transaction similar to a reverse takeover. Please revise to clarify how you accounted for the acquisition and disclose the specific accounting literature that you applied in accounting for the acquisition. Refer to IFRS 3, paragraphs 3 and B19 for further guidance.

Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

Statement of operations, page 6 and Consolidated Statement of Changes in Equity, page 7

42. We note you have presented here the historical statement of changes in equity, the basic and diluted earnings per share, and related weighted number of shares outstanding as reflected in the financial statements of SciVac for the year ended December 31, 2014 prior to the acquisition of Levon. However, we note that your presentation in the interim consolidated financial statements for the period ended September 30, 2015 indicate that you have restated the historical statement of changes in equity for the year ended December 31, 2014, the basic and diluted earnings per share and related weighted number of shares outstanding for periods presented to reflect the new equity structure similar to reverse acquisition. Please clarify why the annual financial statements do not reflect the new equity structure. Explain to us the basis for your presentation in your annual and interim financial statements and the specific accounting model followed. Revise your disclosures as necessary.

Notes to consolidated financial statements

Note 13- Income taxes, page 25

43. Please revise to provide the disclosures required by IAS 12, paragraphs 79 to 82 as applicable.

Exhibits

44. Please file as exhibits the articles and bylaws to be in effect post-merger.

45. Please revise the merger agreement included as Annex A to contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601 of Regulation S-K.

46. Please identify any agreements that are material to SciVac and VBI. We note, for example, that Sci-B-Vac relies on a single source for its supply of vials and certain reagents and that VBI has entered into a third party manufacturing agreement with Paragon. Please identify your material agreements and describe the material terms including the identity of the other party, payment provisions, end term and termination provisions. Please file these agreements as exhibits or incorporate by reference to these exhibits.

Signatures

47. Please include the signature of your principal accounting officer or controller. See Instruction 1 to the Signatures to Form F-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Drew M. Altman, Esq.
        Greenberg Traurig, P.A.